Exhibit 99.1

Arrival Reports First Quarter 2021 Financial Results

Luxembourg, June 30, 2021 / Businesswire /—Arrival (NASDAQ: ARVL), the company creating electric vehicles (“EVs”) with its unique technologies, is pleased to report results for the first quarter ended March 31, 2021 having now finalised the accounting for the merger with CIIG in consultation with their advisors and external auditors.

“Our Q1 adjusted EBITDA and cash balance are unchanged from what was communicated in our Q1 update on the 13th of May, 2021” said Denis Sverdlov, CEO and founder of Arrival. “Since this date, we have made substantial progress in vehicle design, testing, sales and Microfactory commissioning in both the UK and the USA. The breadth and quality of our customer engagement has continued to grow and we are excited to see our trials begin with UPS in short order mid-July in the UK. Our competitive advantage is built on our unique new method for the design and production of vehicles and high level of vertical integration. We believe these will enable us to develop and produce multiple vehicle types concurrently which will help accelerate the transition to zero-emission transportation around the world. We look forward to sharing further information on our progress in our Q2 report, and will announce our Q2 earnings date in the coming weeks.”

Recent Business Highlights:

•	Announced a collaboration with STMicroelectronics which is the culmination of several years of engagement; their products are expected to be featured across Arrival’s entire vehicle portfolio

•	Partnered with Hitachi Europe, a wholly owned subsidiary of Hitachi, Ltd. to deliver new bus and infrastructure solutions to the European Bus industry

•	Partnered with Ambarella to deliver advanced driver assistance systems (ADAS)

•	Issued a formal redemption notice for public warrants which are now exercisable until 5:00pm New York City time on July 19, 2021

First Quarter 2021 Financial Results:

•	Adjusted EBITDA loss of €27 million, compared to a loss of €14 million in the first quarter of 2020

•	Administrative expenses of €39 million and R&D expenses of €7 million

•	Capital expenditure of €41 million in the first quarter of 2021

•	Cash and cash equivalents of €516 million as of March 31, 2021

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under International Financial Reporting Standards (“IFRS”). This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iii) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (iv) the risk that Arrival may never achieve or sustain profitability; (v) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (x) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xi) the risk that Arrival is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

About Arrival

Arrival (NASDAQ: ARVL) is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low capex, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 with more than 1,900 global employees located in offices across the United Kingdom, United States, Germany, the Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first four microfactories in North Carolina, USA, South Carolina, USA, Bicester, UK, and Madrid, Spain.

Media Contacts

For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com

Unaudited consolidated statement of profit or loss and other comprehensive

(loss)/income for the three months period ended March 31

In thousands of euro	2021	2020*
Administrative expenses	(39,267)	(13,423)
Research and development expenses	(7,083)	(2,800)
Impairment expense	(515)	—
Listing expense**	(1,018,024)	—
Other income	1,123	314
Other expenses	(65)	(237)

Operating loss	(1,063,831)	(16,146)

Finance income	82,507	729
Finance expense	(4,130)	(1,122)

Net Finance cost	78,377	(393)

Loss before tax	(985,454)	(16,539)
Tax income	20	838

Loss for the period	(985,434)	(15,701)

Attributable to:
Owners of the Company	(985,434)	(15,701)

Consolidated Statement of other comprehensive (loss)/income

Loss for the period	(985,434)	(15,701)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	16,732	(5,948)

Total comprehensive profit/(loss)	16,732	(5,948)

Total comprehensive loss for the period	(968,702)	(21,649)

*	Comparative figures are of Arrival Luxembourg S.à r.l.
**

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of €1,347 million as well as the fair value of the Company’s warrants of €189 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of €534 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of €1,002 million, is recognised as a share listing expense presented as part of the operating results within the Consolidated Statement of Profit or Loss. Listing expense also includes €16 million of other related transaction expenses.

Condensed unaudited consolidated statement of financial position

	March 31,	December 31,
In thousands of euro	2021	2020*
ASSETS
Non-Current Assets
Property, plant and equipment	137,308	112,719
Intangible assets and goodwill	213,240	171,726
Deferred tax asset	1,180	1,134
Trade and other receivables	32,267	10,786

Total Non-Current Assets	383,995	296,365

Current Assets
Inventory	12,175	11,820
Loans to executives	—	4,244
Trade and other receivables	43,812	51,424
Prepayments	24,291	18,956
Cash and cash equivalents	515,841	67,080

Total Current Assets	596,119	153,524

TOTAL ASSETS	980,114	449,889

EQUITY AND LIABILITIES
Capital and reserves
Share capital	60,616	239,103
Share premium	4,779,545	288,539
Other reserves	(2,894,032)	51,425
Accumulated deficit	(1,244,190)	(258,756)

Total Equity	701,939	320,311

Non-Current Liabilities
Loans and borrowings	110,174	87,907
Warrants	113,501	—
Deferred tax liability	2,406	2,750

Total Non-Current Liabilities	226,081	90,657

Current Liabilities
Current tax liabilities	385	501
Loans and borrowings	3,545	4,255
Trade and other payables	48,164	34,165

Total Current Liabilities	52,094	38,921

TOTAL EQUITY AND LIABILITIES	980,114	449,889

*	Comparative figures are of Arrival Luxembourg S.à r.l

Unaudited consolidated Statement of Cash Flows

For the three months period ended March 31

In thousands of euro	2021	2020*
Cash flows used in operating activities
(Loss)/Profit for the period	(985,434)	(15,700)
Adjustments for:
- Depreciation/Amortization	4,184	2,403
- Impairment losses	547	—
- Net unrealised foreign exchange differences	4,110	(97)
- Net finance interest	(1,293)	1,060
- Fair value of employee share scheme	1,199	—
- Fair value of warrants	(77,921)	—
- Listing cost	1,002,609	—
- Fair value reversal of loans that have been repaid	(1,454)	—
- (Loss)/Profit from the modification of lease	(969)	37
- Deferred taxes	(642)	(533)
- Tax income/(expense)	621	(305)

Cash flows used in operations before working capital changes	(54,443)	(13,135)
(Increase) in trade and other receivables	(14,232)	(2,508)
Increase/ (Decrease) in trade and other payables	21,701	(10,965)
(Increase) of inventory	(382)	(3,198)

Cash flows used in operations	(47,356)	(29,806)
Income tax and other taxes received	3,921	581
Interest received	114	(33)

Net cash used in operating activities	(43,321)	(29,258)

Cash flows from investing activities
Acquisition of intangible assets and goodwill	(30,237)	(17,210)
Acquisition of property, plant and equipment	(4,919)	(1,284)
Grants received	118	314
Prepayments for tangible and intangible assets	(6,416)	(1,077)
Cash received on acquisition of entities, net of consideration paid	—	59

Net cash used in investing activities	(41,454)	(19,198)

Cash flows from financing activities
Cash received from merger with CIIG	534,413	—
Increase of Preferred A shares	—	10,000
Repayment of interest	(41)	(24)
Repayment of lease liabilities	(2,305)	(1,963)

Net cash from financing activities	532,067	8,013

Net increase/(decrease) in cash and cash equivalents	447,292	(40,443)
Cash and cash equivalents at January 1	67,080	96,644
Effects of movements in exchange rates on cash held	1,469	(155)

Cash and cash equivalents at March 31	515,841	56,046

*	Comparative figures are of Arrival Luxembourg S.à r.l.

Reconciliation of GAAP to Non-GAAP financial measures for the three months period ended

March 31

In thousands of euro	2021	2020*
Operating loss	(1,063,831)	(16,146)
Adjustment for cost of reverse merger transaction
Listing expense	1,018,024	—
Transaction bonuses***	13,392	—

Operating loss before transaction	(32,415)	(16,146)
Adjusted for:
Depreciation	4,184	2,384
Share option expense	1,199	—

Adjusted EBITDA	(27,032)	(13,762)

***	Following the successful merger with CIIG certain executive officers of the Group received a onetime bonus. This is included in administrative expenses in the Income Statement

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended 31 December 2020 and quarter ended March 31, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. pre-merger